August 6, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Pam Howell

Re:	BOXABL Inc.
Registration Statement on Form S-3
File No. 333-297729

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, BOXABL Inc. hereby requests that the above-referenced Registration Statement on Form S-3 become effective on Monday, August 10, 2026, at 5:00 p.m., Eastern Time, or as soon as practicable thereafter. The registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3.

If you have any questions regarding the foregoing, please contact Michael J. Blankenship of Winston Taylor LLP, counsel to BOXABL Inc., at (713) 651-2678. Please notify Mr. Blankenship when this request for acceleration of effectiveness has been granted.

Sincerely,

/s/ Galiano Tiramani

Galiano Tiramani
Co-Chief Executive Officer

cc:	Michael J. Blankenship, Winston Taylor LLP